Exhibit 99.3

News Announcement

                                                               (Bright Station
                                                              Logo appears here)

28th November 2000

BRIGHT STATION PLC SUBSIDIARY SPARZA ANNOUNCES STRATEGIC
ALLIANCE WITH DAVID SIMONS' NEW COMPANY - EGREMONT E-COMMERCE

London, England - Bright Station plc (LSE:BSN, NASDAQ: BSTN) (www.brightstation.com), the technology company and leading provider of Internet and eCommerce solutions, announced today that its eCommerce hosting solutions subsidiary, Sparza (www.sparza.com) ; has formed a strategic alliance with Egremont, the incubator and internet consultancy arm of the egremont group (www.egremontgroup.com).

The former Chief Executive of Somerfield, David Simons, set up egremont e-Commerce to offer consultancy support to new and emerging Internet retailers and their investors. The company provides services ranging from business mentoring support to help businesses grow and achieve funding and scale, through to a full-scale Business Partner Programme providing incubator/accelerator support underpinned by strong retail experience.

Simons is partnered at Egremont by retail management consultant, Sue Grist and Dr Penny Jarvis, formerly global director of Retail at Gemini Consulting. The company also provides consulting services to mainstream retail companies and will aim to form joint ventures with 'bricks and mortar' retailers who have yet to establish an eCommerce arm.

"In five years 10 or even 15 percent of all retailing will be online", said David Simons. "We have chosen Sparza to provide the technology backbone and infrastructure which, when married to our retail expertise, will create a powerful combination for both UK, European and US retailers."

Sparza provides a scaleable, robust e-commerce solution, which combines cost-effective, proven modular technology with maximum flexibility. Sparza has been developing retail solutions for the web since 1998, and in June 2000 it acquired the rights to the world's most sophisticated B2B/B2C e-tail engine, which had been developed and refined in use by boo.com. It has continued to refine this effective and versatile software, providing state of the art technology on 'rental' terms obviating the need for massive investment on the part of the retailer.

" Working with David Simons and his colleagues at Egremont creates a strategic alliance that will allow us not only to help UK businesses develop their eCommerce offering, but also to assist retailers to move into Europe in a meaningful way", said Eric Goldstein, CEO of Sparza. " We will provide the end to end solution for companies that are serious about eCommerce."


-ENDS-

Notes for Editors:

Bright Station plc consists of four main subsidiary businesses - WebTop, intelligent web searching, Smartlogik, Internet infrastructure solutions, Sparza eCommerce hosting and officeshopper, eCommerce for office products.

the egremont group consists of two main subsidiary businesses - eg. consulting and egremont e-Commerce.


For more information contact:

Eric Goldstein,
CEO Sparza
(eric.goldstein@sparza.com)                                        020 7925 7605
 -------------------------

Nick Chaloner
Head of Corporate Communications
Bright Station plc
(nickchaloner@brightstation.com)                                   020 7930 6900
 ------------------------------

John Olsen/Nick Lockwood
The Hogarth Partnership
nlockwood@hogarthpr.co.uk                                          020 7357 9477
-------------------------

David Simons
the egremont group
davidsimons@egremontgroup.com                                      020 7070 7325
-----------------------------
Sue Grist
the egremont group
(suegrist@egremontgroup.com)                                       020 7070 7323
 --------------------------